December 12, 2012

Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:    Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed July 27, 2012
File No. 001-16111

Dear Mr. Allegretto:

This letter sets forth the response of Global Payments Inc. (the “Company”) to the additional comment of the staff of the Commission, dated November 15, 2012, with regard to the above referenced filing.

For convenience, the staff comment is reprinted, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 8 - Financial Statements and Supplementary Data, page 48

Note 3 - Business and Intangible Asset Acquisitions, page 64

Fiscal 2010, page 66

Comment: We have read your response to comment 7 in our letter dated September 18, 2012. We are not clear on your basis for recording a deferred tax asset for an outside basis difference that GAAP presumes is essentially permanent in duration. In this regard ASC 740-30-25-9 does not make a distinction between a corporate or non-corporate subsidiary. Accordingly we are not clear that promulgated GAAP requires you to record a deferred tax asset on an outside basis difference unless, possibly, your plan is to sell it within the foreseeable future. If your intent in acquiring the UK subsidiary was not to operate it as part of your core business but to sell it to realize the tax benefit in the foreseeable future, please explain the strategy of making the acquisition and the anticipated timing of its disposal. If there was another mechanism of realizing the tax benefit in the foreseeable future, please explain it in detail and its acceptability in GAAP.

Assuming it was appropriate to record a deferred tax asset on the excess tax basis over the amount for financial reporting of a LLP subsidiary, please explain whether the amortization of the intangible assets, including goodwill was an uncertain tax position upon acquisition or became an uncertain tax position after the acquisition was recorded and reported. If the latter, advise when. If the tax position was determined to be uncertain upon acquisition, this would not be characteristic of a deferred tax asset as there is typically no question about sustainability of the future deduction. If the tax position was initially determined to be a 100% certain of sustainability but something changed that caused this deduction to become uncertain, please explain in detail what changed. Please indicate whether the change was your interpretation of the UK tax law or an outside event or ruling. If due to your interpretation, explain whether an error could have occurred.

On a different note, it appears that if the deduction is not sustained in a future examination, the remaining deferred tax asset may require a full valuation allowance based on the accounting you have applied. Please advise whether this is a correct assumption. If so, tell us how you factor that into your need for a valuation allowance assessment. In any event, you should ensure we fully understand what is uncertain about a tax position that you indicate is contained in statute. Finally, tell us whether your use of the word “may” is due to an election to amortize goodwill, the law's uncertainty or something else. We may have further comment.

Response: Due to the number and technical nature of the issues raised in the staff's comment, we have broken the comment and our response into four sections. Each section of the comment is reprinted, followed by our response thereto.

Comment: We have read your response to comment 7 in our letter dated September 18, 2012. We are not clear on your basis for recording a deferred tax asset for an outside basis difference that GAAP presumes is essentially permanent in duration. In this regard ASC 740-30-25-9 does not make a distinction between a corporate or non-corporate subsidiary. Accordingly we are not clear that promulgated GAAP requires you to record a deferred tax asset on an outside basis difference unless, possibly, your plan is to sell it within the foreseeable future. If your intent in acquiring the UK subsidiary was not to operate it as part of your core business but to sell it to realize the tax benefit in the foreseeable future, please explain the strategy of making the acquisition and the anticipated timing of its disposal. If there was another mechanism of realizing the tax benefit in the foreseeable future, please explain it in detail and its acceptability in GAAP.

Response: We recorded a deferred tax asset for the excess of tax over book basis in HSBC Merchant Services, LLP (the “LLP” or “UK subsidiary”) because the excess of tax over book basis in the LLP meets the definition of a deductible temporary difference.

We have determined that the outside basis difference of the holding company's investment in the LLP meets the definition of a deductible temporary difference under ASC 740. In summary, a temporary difference exists whenever a basis difference is expected to result in taxable or deductible amounts when the reported amount of an asset or liability in the financial statements is recovered or settled, respectively, regardless of when the recovery or settlement is expected to occur, subject only to the exceptions in the standard.

The excess of tax over book basis of our investment in the LLP, which is treated as a partnership for UK tax purposes, is not identified in ASC 740-10-25-3 as one of the available exceptions to the use of the ASC 740 comprehensive model for recognizing deferred taxes. Accordingly, we have concluded that the tax effects of the excess of our tax basis over the book basis of our investment in the LLP should be recorded subject to the need for a valuation allowance.

The LLP is treated as a partnership for UK tax purposes. As such, the deferred tax consequences of any inside basis differences are not recorded because the LLP is not subject to income tax.

We considered whether the guidance in ASC 740-30-25-9 should be applied to our investment in the LLP. This guidance prohibits the recognition of a deferred tax asset for an investment in a subsidiary or corporate joint venture, unless it is apparent that the temporary difference will reverse in the foreseeable future. Because partnerships are not taxable entities and their tax consequences “flow through” to the investors, we believe the guidance in ASC 740-30-25-9 does not apply to partnerships.

ASC 740, Income Taxes does not provide explicit accounting guidance related to deferred tax consequences for outside basis differences in investments in partnerships. Different views exist in practice regarding if and when deferred taxes should be provided on the portion of an outside basis difference attributable to nondeductible goodwill.

As a result, interpretive guidance has been developed that has led to diversity in practice as discussed below, and our position that the deferred tax consequences related to our investment in the LLP should be determined based on the outside basis difference in the LLP is one of the acceptable views supported in practice. Each of the Big 4 Firms acknowledges the absence of authoritative guidance and all have provided interpretative Firm guidance to assist preparers in interpreting the existing ASC 740 literature. The interpretive guidance published by all the Big 4 accounting Firms and the accounting policies adopted by financial statement preparers generally fit within the following summary analysis:

Deferred taxes are recognized for the outside basis difference of a pass through entity because the difference will have a future tax consequence to the parent either when the investment in the subsidiary is sold or when the inside basis differences of the subsidiary reverse and flow-through to the parent. The ASC Topic 740 exceptions to recognizing deferred taxes for outside basis differences do not apply to the outside basis difference of the investment in pass-through subsidiaries. The exceptions to the recognition of deferred taxes on outside basis differences related to investments in subsidiaries provided in ASC paragraphs 740-10-25-3, 740-30-25-18, 740-30-25-7 through 25-9, and 25-11 and 25-12, generally do not apply to investments in partnerships or other pass-through entities even if those partnerships are consolidated.

Generally, deferred taxes related to an investment in a foreign or domestic partnership (and other flow-through entities that are taxed as partnerships, such as multi-member LLCs) are measured based on the difference between the financial statement amount of the investment and its tax basis.

Different views exist regarding if and when deferred taxes should be provided on the portion of an outside basis difference attributable to nondeductible goodwill.

With regard to potential deferred tax assets in outside basis differences associated with a partnership, questions arise as to whether the guidance in ASC 740-30-25-9, should be applied. This guidance prohibits the recognition of a deferred tax asset for an investment in a subsidiary or corporate joint venture, unless it is apparent that the temporary difference will reverse in the foreseeable future. Because partnerships are not taxable entities and their tax consequences “flow through” to the investors, the guidance in ASC 740-30-25-9 does not apply.

Our intent in acquiring the UK subsidiary was always to operate it as part of our core business, and this position is unchanged.

Comment: Assuming it was appropriate to record a deferred tax asset on the excess tax basis over the amount for financial reporting of a LLP subsidiary, please explain whether the amortization of the intangible assets, including goodwill was an uncertain tax position upon acquisition or became an uncertain tax position after the acquisition was recorded and reported. If the latter, advise when.

Response: The amortization of the intangible assets, including goodwill was determined to be an uncertain tax position requiring recognition upon closing of the Company's June 12, 2009, acquisition of the remaining 49% interest of the LLP which was accounted for as an equity transaction under ASC 810-10-45-23 [SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51] because we controlled the LLP prior to this transaction. The excess of the Company's tax basis in the LLP over its book basis results in a deductible temporary difference of $310 million which when tax effected results in a deferred tax asset (DTA) of approximately $90 million.

This was recorded as follows:

Dr.    DTA - Tax over Book Basis in the LLP            $90

Cr.    Tax effect of the LLP outside basis change
Included within shareholders' equity            $90

The uncertain tax liability related to the goodwill amortization will originate over the 25 year period in which the UK tax goodwill is claimed as a deduction in the UK tax returns and reverse over the 29 year period in which the tax return open year statute of limitations are expected to lapse.

Comment: If the tax position was determined to be uncertain upon acquisition, this would not be characteristic of a deferred tax asset as there is typically no question about sustainability of the future deduction. If the tax position was initially determined to be a 100% certain of sustainability but something changed that caused this deduction to become uncertain, please explain in detail what changed. Please indicate whether the change was your interpretation of the UK tax law or an outside event or ruling. If due to your interpretation, explain whether an error could have occurred.

Response: Deductibility of goodwill and intangible asset amortization was determined to be an uncertain tax position at the time of our June 12, 2009 acquisition of the remaining 49% interest in the LLP. We do not believe that the uncertainty surrounding the sustainability of amortization deductions is uncharacteristic of a deferred tax asset. As discussed above, we recorded a deferred tax asset for the excess of tax over book basis in the LLP because the excess of tax over book basis meets the definition of a deductible temporary difference and is not identified as one of the available exceptions to the use of the ASC 740 comprehensive model for recognizing deferred taxes.

Comment: On a different note, it appears that if the deduction is not sustained in a future examination, the remaining deferred tax asset may require a full valuation allowance based on the accounting you have applied. Please advise whether this is a correct assumption. If so, tell us how you factor that into your need for a valuation allowance assessment. In any event, you should ensure we fully understand what is uncertain about a tax position that you indicate is contained in statute. Finally, tell us whether your use of the word “may” is due to an election to amortize goodwill, the law's uncertainty or something else. We may have further comment.
Response: If any portion of the UK goodwill deductions claimed or to be claimed over the 25 year statutory amortization period are not sustained in a future period over the 25 year statutory life of the asset, the Company will need to evaluate the excess of tax over book basis in the LLP investment and determine whether it is more-likely-than-not expected to be realized. This assessment would need to include consideration of all positive and negative evidence available at that time including expectations about the availability of UK income of appropriate amount and character, including tax planning strategies available, to determine the valuation allowance required, if any.

The uncertain tax position associated with a portion of the DTA recognized related to the excess of tax over book basis in the LLP investment is attributable to the Company's conclusion that the LLP UK goodwill and intangible asset amortization deductions claimed in the UK as filed tax returns are not more-likely-than-not to be sustained. While deductibility of goodwill and intangible asset amortization is contained in statute, there are interpretations under which such deductions could be denied based on the specific facts and circumstances of our acquisition. In our response to your letter dated September 18, 2012, our use of the word “may” is due to an election to amortize goodwill and intangible assets; however, as discussed above, there is uncertainty regarding the application of the law to our specific facts and circumstances. We do expect the basis difference to close over a 29 year period rather than a 25 year period as would be the case if the uncertain tax position related to the amortization deduction was considered more likely than not to be sustained.

As previously discussed, we have claimed UK goodwill and intangible asset amortization deductions since 2008 and reflected the tax benefit received as an increase in our liability for uncertain tax positions (i.e., no provision benefit has been recognized). The UK statute of limitations is now beginning to lapse on the earliest years in which the goodwill amortization deduction was claimed. As the statute of limitations lapses on the earliest year's returns we will reverse the liability for uncertain tax positions and credit the deductible temporary difference booked for the excess of tax over book basis in the LLP.

In summary, we have concluded the following:

1.	The UK holding company investment in the LLP meets the definition of a deductible temporary difference under ASC 740.

2.
Measurement of the deferred tax consequences related to our investment in the LLP should be based on the difference between the financial statement amount of the investment and its tax basis (that is, the outside basis difference).

The guidance in ASC 740-30-25-9 does not apply to the outside basis difference in the LLP partnership investment because partnerships are not taxable entities and their tax consequences flow-through to the investors.

In practice this guidance may be applied by analogy and as a matter of accounting policy. We have elected not to apply the guidance by analogy, because to do so would be inconsistent with the objective of the ASC 740 deferred tax computation which is intended to recognize the partner's future tax consequences of recovering the financial reporting carrying amount of its investment in the partnership.

3.
We do not believe a valuation allowance is needed based on the ASC 740 required consideration of recovery of the LLP investment at book carrying value which is dramatically different than current fair value. The fair value of the investment in the LLP and the tax basis in the partnership is significantly greater than its book carrying value (FV and tax basis of $750 and book value of $440 at the acquisition date).

Finally we have addressed how we will realize the deductible temporary difference in the event we are not able to sustain the current as-filed return position that the intangible assets are deductible for UK tax purposes and will do so at each reporting date as necessary to demonstrate that the fair value of the investment is equal to or greater than the tax basis of the investment and therefore the recorded DTA is more-likely-than-not realizable. At each reporting date post acquisition we have evaluated supporting evidence and concluded that the fair value of our investment is equal to or greater than its tax basis; therefore, no valuation allowance is required.

In summary, there are two questions related to the LLP outside basis difference DTA. The first question is whether the DTA should have been recorded when the noncontrolling interest was acquired. The second question is whether the DTA recognized is more likely than not to be realized. Regarding the first question, the basis difference meets the definition of a deductible temporary difference, it does not qualify for one of the exceptions established in ASC 740, and prevailing practice and interpretation is that ASC 740-30-25-9 does not apply to partnerships. Accordingly, we believe recognition was and remains appropriate. With respect to the second question, the Company has concluded, and our independent auditors concur, the DTA is more likely than not expected to be realizable. Recognition of the DTA at acquisition reflects the UK tax basis as a tax asset arising upon the acquisition of NCI and not a future tax benefit to be realized. We acknowledge that our accounting treatment will expose the Company to an adverse financial reporting outcome in the event the DTA is later determined to be not more likely than not realizable as any valuation allowance subsequently recognized will be reflected as an expense within continuing operations. We have concluded this outcome, while adverse to the Company's financial reporting results, provides the users of our financial statements with important information about the transaction economics that would not be provided if an alternative accounting position were adopted. If the DTA was not recognized when the noncontrolling interest was acquired, the tax benefit of the UK goodwill and intangible asset tax deductions received over the succeeding 25-29 years will be reflected as a provision benefit without a pretax loss.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your constructive comments to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 - 8492.

Sincerely,
GLOBAL PAYMENTS INC.
/s/ Daniel C. O'Keefe
Daniel C. O'Keefe
Senior Vice President and Chief Accounting Officer